(a development stage company)

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012

Unaudited (prepared by management)

Stated in Canadian dollars

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended November 30, 2012 and 2011

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - stated in Canadian dollars)

		November 30,	August 31,
		2012	2012
	Note		(audited)

ASSETS

Current
Cash	5	$4,015,497	$4,955,344
Amounts receivable	6	207,183	160,530
Marketable securities	7	301,150	286,500
Advances and prepaid expenses	8	58,407	79,929
		4,582,237	5,482,303

Property, plant and equipment	9	252,720	259,175
Exploration and evaluation assets	10	209,974	148,402
		$5,044,931	$5,889,880

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$219,058	$232,792

Shareholders' equity
Share capital	12	26,587,795	26,591,533
Share subscriptions	12	15,000	-
Share-based reserve		6,413,658	6,206,343
Warrant reserve		2,181,093	2,181,093
Foreign exchange reserve		3,531	5,099
Accumulated other comprehensive loss		(50,483)	(65,133)
Deficit		(30,324,721)	(29,261,847)
		4,825,873	5,657,088
		$5,044,931	$5,889,880
Nature of operations	1
Subsequent events	16

These consolidated interim financial statements were approved for issue by the Board of Directors on January 22, 2013.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Unaudited - stated in Canadian dollars)

		Three months ended November 30,
	Note	2012	2011

Expenses
Consulting		$30,367	$29,892
Depreciation		18,065	18,475
Directors fees		7,403	7,611
Exploration and evaluation expenditures	10	440,973	368,246
Foreign exchange		(4,192)	(39,738)
Insurance		10,383	7,692
Investor relations		80,667	77,408
Management fees earned		(834)	(1,294)
Office rent, telephone, secretarial, sundry		52,118	59,137
Professional fees		8,760	5,697
Share-based compensation	12	207,315	275,778
Travel and business promotion		66,209	42,572
Transfer agent, filing and regulatory fees		10,506	11,251
Wages and benefits		170,781	178,354
		(1,098,521)	(1,041,081)

Interest earned		22,865	22,687
Insurance recovery on equipment		6,782	-
Gain on sale of marketable securities		6,000	-
		35,647	22,687
Loss for the period		(1,062,874)	(1,018,394)
Unrealized gain (loss) on marketable securities, net of tax effect		14,650	(46,680)
Foreign currency translation differences for foreign operations		(1,568)	3,621

Comprehensive loss for the period		$(1,049,792)	$(1,061,453)

Basic and diluted loss per common share		$(0.02)	$(0.02)

Weighted average number of common shares outstanding		53,074,452	52,849,892

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - stated in Canadian dollars)

	Three months ended November 30,
	2012	2011

Cash provided from (used for):

Operating activities
Loss for the period	$(1,062,874)	$(1,018,394)
Items not affecting cash:
Depreciation	18,065	18,475
Future income tax recovery	-	-
Unrealized foreign exchange (gain) loss	(4,651)	(9,343)
Stock based compensation	207,315	275,778
Gain on sale of marketable securities	(6,000)	-
	(848,145)	(733,484)
Change in non-cash working capital items:
Amounts receivable	(46,653)	268,889
Advances and prepaid expenses	21,522	49,595
Accounts payable and accrued liabilities	(13,734)	(21,824)
	(887,010)	(436,824)

Investing activities
Exploration and evaluation asset acquisitions	(54,281)	-
Exploration and evaluation asset recoveries	-	30,378
Property, plant and equipment purchases	(10,405)	(42,675)
	(64,686)	(12,297)

Financing activities
Share subscriptions	15,000	-
Share issue costs	(3,738)	-
	11,262	-

Effect of foreign exchange on cash	587	-

Change in cash for the period	(939,847)	(449,121)

Cash, beginning of the period	4,955,344	7,636,663

Cash, end of the period	$4,015,497	$7,187,542

Supplementary disclosure with respect to cash flows – Note 15

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - stated in Canadian dollars)

			Reserves		Other Comprehensive Income
	Number of Shares	Share Capital	Share-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2011	52,849,452	26,502,488	5,760,250	2,170,124	(14,102)	98,864	(25,623,810)	8,893,814

Share issues:
Fair value of share purchase warrants issued pursuant to a joint venture agreement	-	-	-	10,969	-	-	-	10,969
Fair value of shares issued pursuant to a joint venture agreement	40,000	13,200	-	-	-	-	-	13,200
Stock based compensation	-	-	275,778	-	-	-	-	275,778
Comprehensive loss for the period	-	-	-	-	3,621	(46,680)	(1,018,394)	(1,061,453)

Balance, November 30, 2011	52,889,452	$26,515,688	$6,036,028	$2,181,093	$(10,481)	$52,184	$(26,642,204)	$8,132,308

			Reserves		Other Comprehensive Income
	Number of Shares	Share Capital	Share-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2012	53,074,452	$26,591,533	$6,206,343	$2,181,093	$5,099	$(65,133)	$(29,261,847)	$5,657,088

Share issues:
Share subscriptions	-	15,000	-	-	-	-	-	15,000
Share issue costs	-	(3,738)	-	-	-	-	-	(3,738)
Share-based compensation	-	-	207,315	-	-	-	-	207,315
Comprehensive loss for the period	-	-	-	-	(1,568)	14,650	(1,062,874)	(1,049,792)

Balance, November 30, 2012	53,074,452	$26,602,795	$6,413,658	$2,181,093	$3,531	$(50,483)	$(30,324,721)	$4,825,873

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

1.
NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the period ended November 30, 2012, comprise the Company and its subsidiaries. The Company is the ultimate parent. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time.  There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.  Management believes that the Company’s cash on hand at November 30, 2012, plus the proceeds of the non-brokered private placement that closed on December 19, 2012, is sufficient to finance exploration activities and operations through the next twelve months.  The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations.  While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2012.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company.  The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar.  The functional currency of the Company’s Canadian subsidiaries, Miranda Gold Colombia I, II, IV, and V Ltd., is the Canadian dollar, the functional currency of Rovira Mining Limited (renamed from Miranda Gold Colombia III Ltd.) is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is the Canadian dollar.  The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2012.

3.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2012.

4.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities – All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2012.

Financial Risk Management - All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2012.

Fair Value Hierarchy – the Company held marketable securities in Level 1 and Level 2 as at August 31, 2012.  During the three months ended November 30, 2012, the Company transferred 120,000 Red Eagle Mining Corporation (“Red Eagle”) shares from level 2 to level 1, as the hold period had expired.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

5.	CASH

	As at November 30, 2012	As at August 31, 2012
Canadian dollar denominated deposits	$3,822,506	$4,859,948
US dollar denominated deposits	112,630	43,478
Colombian Peso denominated deposits held in Colombia	80,361	51,918

Total	$4,015,497	$4,955,344

6.	AMOUNTS RECEIVABLE

	As at November 30, 2012	As at August 31, 2012
Amounts due from the Government of Canada pursuant to HST input tax credits	$10,013	$7,556
Amounts due from funding partners	157,805	124,739
Amounts due from Canadian financial institutions for accrued interest	39,365	27,267
Other amounts receivable	-	968

Total	$207,183	$160,530

7.	MARKETABLE SECURITIES

At November 30, 2012, the Company had the following marketable securities recognized at fair value:

			August 31, 2012	November 30, 2012	November 30, 2012
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the three month period ended	Accumulated unrealized holding gains (losses)	Fair Value at November 30, 2012
Publicly traded companies:
Enertopia Corp. (“Enertopia”)	125,000	$-	$7,500	$(1,250)	$6,250	$6,250
NuLegacy Gold Corporation (“NuLegacy”)	250,000	50,313	(15,313)	7,500	(7,813)	42,500
Red Eagle Mining Corporation (“Red Eagle”)	470,000	261,320	(38,320)	21,400	(16,920)	244,400
Teslin River Resources Corp. (“Teslin”)	-	-	6,000	(6,000)	-	-
White Bear Resources Inc. (“White Bear”)	200,000	40,000	(25,000)	(7,000)	(32,000)	8,000
		$351,633	$(65,133)	$14,650	$(50,483)	$301,150

In the three months ended November 30, 2012, the Company transferred 300,000 shares of Teslin back to Teslin at a fair value of $6,000 as partial payment for the Mustang property acquisition, and recorded a realized gain of $6,000, with an offset to OCI of $6,000.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

8.	ADVANCES AND PREPAID EXPENSES

	As at November 30, 2012	As at August 31, 2012
Advances held by employees in the USA	$12,657	$3,943
Advances held by employees and suppliers in Colombia	16,193	19,207
	28,850	23,150
Prepaid expenses in Canada	20,394	43,555
Prepaid expenses in the USA	-	3,170
Prepaid expenses in Colombia	9,163	10,054
Total	$58,407	$79,929

9.	PROPERTY, PLANT and EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2012	$23,146	$191,853	$15,597	$225,092	$62,731	$80,641	$599,060
Assets acquired	1,178	4,041	1,364	-	3,822	-	10,405
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	1,562	133	1,804	-	-	3,499
At November 30, 2012	$24,324	$197,456	$17,094	$226,896	$66,553	$80,641	$612,964

Accumulated depreciation
At August 31, 2012	$20,635	$148,417	$11,346	$117,793	$22,211	$19,483	$339,885
Depreciation for the period	217	3,596	247	6,718	3,334	3,953	18,065
Assets disposed of	-	-	-	-	-	-	-
Foreign exchange adjustment	-	1,212	93	989	-	-	2,294
At November 30, 2012	$20,852	$153,225	$11,686	$125,500	$25,545	$23,436	$360,244

Carrying amounts
At August 31, 2012	$2,511	$43,436	$4,251	$107,299	$40,520	$61,158	$259,175

At November 30, 2012	$3,472	$44,231	$5,408	$101,396	$41,008	$57,205	$252,720

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

10.
EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”).  Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects.  Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets deferred to the statements of financial position at November 30, 2012, are as follows:

	August 31, 2012	Additions	Effect of movement in exchange rates	November 30, 2012
Nevada:
Angel Wing	$32,590	$-	$261	$32,851
Big Blue	-	-	-	-
Coal Canyon	-	-	-	-
East Spruce	4,866	-	39	4,905
Fuse	5,995	-	48	6,043
HOG	1,554	-	13	1,567
Iron Point	48,028	-	385	48,413
Kibby Flat	-	9,253	57	9,310
Mustang	-	51,028	314	51,342
Red Canyon	-	-	-	-
Red Hill	-	-	-	-
Redlich	15,206	-	122	15,328
Rook	6,563	-	52	6,615
TAZ	-	-	-	-
	114,802	60,281	1,291	176,374
Colombia:
Cajamarca	33,600	-	-	33,600
Pavo Real	-	-	-	-
	$148,402	$60,281	$1,291	$209,974

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Kibby Flats, Esmeralda County, Nevada During the three-month period ended November 30, 2012, the Company staked claims comprising the Kibby Flats property at a cost of $9,253.

b)
Mustang, Nye County, Nevada

During the three-month period ended November 30, 2012, the Company staked claims comprising the Mustang property at a cost of $5,028.  In conjunction with claim staking open ground, the Company also acquired a 100% interest in Teslin’s Mustang project.  The Company paid Teslin $40,000; delivered to Teslin 300,000 shares of Teslin owned by Miranda valued at $6,000, and granted Teslin a 1% net smelter return royalty on the claims acquired from Teslin.

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the three month period ended November 30, 2012, and 2011 are as follows:

	Three months ended November 30, 2012			Three months ended November 30, 2011
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$117,168	$(117,061)	$107	$108,291	$(108,291)	$-
Big Blue	37,915	-	37,915	35,441	(35,441)	-
Coal Canyon	668	(668)	-	12,067	(9,791)	2,276
East Spruce	1,608	-	1,608	755	-	755
FUSE	989	-	989	2,686	-	2,686
General exploration	93,423	-	93,423	135,770	-	135,770
HOG	232	-	232	3,376	-	3,376
Iron Point	20,150	-	20,150	49,658	-	49,658
Kibby Flat	28,223	-	28,223	-	-	-
Mustang	14,424	-	14,424	-	-	-
PPM / Poverty Peak	-	-	-	3,115	-	3,115
Red Canyon	-	-	-	953	(953)	-
Red Hill	980	(980)	-	16,014	(16,861)	(847)
Redlich	1,405	-	1,405	17,308	-	17,308
Rook	907	-	907	13,751	-	13,751
TAZ	-	-	-	154	(154)	-
	318,092	(118,709)	199,383	399,339	(171,491)	227,848

Alaska:
Ester Dome	40,417	-	40,417	62,113	(60,965)	1,148

Colombia:
Property investigation costs	201,173	-	201,173	139,250	-	139,250
Pavo Real	-	-	-	-	-	-

Property exploration costs	$559,682	$(118,709)	$440,973	$600,702	$(232,456)	$368,246

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2012	As at August 31, 2012
Trade and other payables in Canada	$88,279	$72,803
Trade and other payables in the USA	25,232	58,850
Trade and other payables in Colombia	36,133	66,802
Amounts payable and accrued liabilities to related parties	69,414	34,337

Total	$219,058	$232,792

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)
Share issuance:

Fiscal 2013

There were no share issuances during the three month period ended November 30, 2012.

Fiscal 2012

On November 30, 2011, the Company issued 40,000 common shares to ExpoGold valued at $13,200 pursuant to the Cajamarca Option agreement.

c)
Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants.  The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the three month period ended November 30, 2012, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Granted	Exercised	Expired / Cancelled / Forfeited	Balance November 30, 2012
January 31, 2013	$0.70	1,040,000	-	-	-	1,040,000
February 25, 2014	$0.35	1,872,000	-	-	-	1,872,000
September 26, 2015	$0.56	1,660,000	-	-	(75,000)	1,585,000
December 1, 2015	$0.69	50,000	-	-	-	50,000
April 19, 2016	$0.56	100,000	-	-	-	100,000
October 21, 2016	$0.40	1,865,000	-	-	(80,000)	1,785,000
September 24, 2017	$0.305	-	1,575,000	-	-	1,575,000

		6,587,000	1,575,000	-	(155,000)	8,007,000

Weighted average exercise price		$0.48	$0.305	$-	$0.48	$0.44

As at November 30, 2012, the weighted average remaining contractual life of the options outstanding was 2.75 years.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)
Stock Options Outstanding (continued):

As at November 30, 2012, 7,349,500 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.423.  The intrinsic value of the vested stock options was $nil.  The intrinsic value of the vested stock options outstanding at November 30, 2012, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of November 30, 2012, being $0.25.

d)
Stock Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2013

During the three month period ended November 30, 2012, the Company recorded $207,315 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 20, 2011, $31,490; and
b)	vesting portion of options granted September 24, 2012, $175,825.

The fair value of the 1,575,000 options granted on September 24, 2012, was determined using a risk free interest rate of 1.29%, an expected volatility ranging from 80.1% to 88.2%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $308,321 or $0.196 per option.

Fiscal 2012

During the three month period ended November 30, 2011, the Company recorded $275,778 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 20, 2011, $247,926;
b)	vesting portion of options granted April 19, 2011, $4,341;
c)	vesting portion of options granted December 1, 2010, $2,688; and
d)	vesting portion of options granted September 26, 2010, $20,823.

The fair value of the 1,865,000 options granted on October 20, 2011, was determined using a risk free interest rate of 1.41%, an expected volatility ranging from 81.4% to 88.6%, an expected life of ranging from 3.32 to 4.87 years, and an expected dividend of zero for a total fair value of $456,148 or $0.245 per option.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants: The continuity for share purchase warrants for the three month period ended November 30, 2012, is as follows:

Expiry date	Exercise price	Balance, August 31, 2012	Issued	Exercised	Expired	Balance November 30, 2012
October 29, 2012	$0.55	100,000	-	-	(100,000)	-
November 3, 2012	$0.75	1,000,000	-	-	(1,000,000)	-
October 29, 2013	$0.60	100,000	-	-	-	100,000
		1,200,000	-	-	(1,100,000)	100,000

Weighted average exercise price		$0.72	$-	$-	$0.73	$0.60

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance services, and financial reporting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned by key management and directors.  Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2012	November 30, 2011
Consulting fees	$28,613	$28,613
Office and general expenses	2,433	1,148
Total	$31,046	$29,761

Advances from related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Coal Canyon and Red Hill property leases.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2012
(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS (continued)

b)
Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the three months ended November 30, 2012, and 2011 were as follows:

Three months ended	November 30, 2012	November 30, 2011
Consulting fees	$28,613	$28,613
Salaries and directors fees	93,440	95,531
Share based compensation	129,099	190,875
Total	$251,152	$315,019

14.
SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and Colombian projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of property, plant and equipment; the exploration and evaluation assets; and geographical exploration expenditures.

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended November 30,
	2012	2011
Non-cash investing and financing activities:
Fair value of warrants issued for exploration and evaluation assets	$-	$10,969
Fair value of shares issued for exploration and evaluation assets	-	13,200
Fair value of marketable securities returned to issuer in exchange for exploration and evaluation assets	6,000	-
Fair value of shares received for exploration and evaluation assets	-	21,840

16.	SUBSEQUENT EVENTS Subsequent to November 30, 2012, the Company:

a)	issued 30,000 shares pursuant to the Cajamarca Option;

b)
completed a non-brokered private placement of 20,000,000 units at a price of $0.25 per unit (“Unit”), for gross proceeds of $5,000,000.  Each unit consisted of one common share and one non-transferable share purchase warrant (“Warrant”).  Each Warrant is exercisable to purchase an additional common share at $0.375 for the first two years and $0.50 thereafter until December 19, 2017.   If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing April 20, 2013 and up December 19, 2014, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the Warrants to the date which is 30 days after notice is given to the holders of the Warrants of the accelerated expiry date and a news release to that effect is given; and

c)	recorded the expiration of 30,000 options.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the three months ended November 30, 2012 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2012, and 2011 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to January 22, 2013.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended November 30, 2012, and up to the date of this MD&A, are as follows:

•	Results of Phase III 2012 drill program received on Angel Wing, Ramelius to continue into 2013;

•	Ester Dome fully tested and returned to owners;

•	Miranda acquires two projects in Walker Lane, Nevada identified in its ongoing Nevada reconnaissance program that focuses on identifying new areas with the potential to host large gold deposits;

•	Results of 2012 drill program received on Red Canyon, Nevada project;

•	Miranda raises $5,000,000 from the issue of 20,000,000 units at a price of $0.25 per unit.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

Ramelius – Angel Wing project

The Angel Wing project consists of unpatented lode mining claims covering approximately 1,800 acres in northeast Elko County, Nevada.

As a result of the encouraging 2012 drill results, the Company’s funding partner, Ramelius Resources Ltd. (“Ramelius”), has initiated development of a Plan of Operations/Nevada Permit for Reclamation (“POO”) with the BLM.  The POO will provide for total land disturbance for drill roads and pads in excess of the maximum 5 acres of disturbance allowed under a Notice of Intent (NOI) that currently regulates Ramelius' drilling-related land disturbance.  Until the POO is approved, Ramelius plans to continue with a modest 2013 drill program under the existing NOI.

Ramelius completed its final 2012 Phase III three-hole drill program in October, 2012.  Phase III totaled 3,055 ft (930.6 m) of reverse circulation (“RC”) drilling.  All three of the holes intersected gold at grades above 0.01 oz Au/ton (0.343 g Au/t) with the highest 5 ft (1.5 m) intercept being 0.309 oz Au/ton (10.6 g Au/t) in hole AW12-12.  This intercept is 250 ft (76 m) north of the 0.413 oz Au/ton (14.15 g Au/t) encountered in Phase II hole AW12-06.

During 2012, Ramelius drilled seven holes, including all the Phase III holes, in the south and southwest portions of a donut-shaped magnetic anomaly approximately 1,200 ft (400 m) in diameter.  Ramelius refers to this anomaly as Grass Hollow.  Tertiary rhyolites crop out in the vicinity of the magnetic anomaly.  The rhyolites are underlain successively by Tertiary conglomerate and Triassic limestone.  The limestone is moderately to strongly decalcified and silicified for approximately 200 ft (61 m) beneath the conglomerate.  The principal gold intercepts are in this altered limestone.  All seven holes penetrated deep enough to intersect the altered limestone and gold mineralization and all seven intersect gold grades above 0.01 oz Au/ton (0.343 g Au/t).

To date, Ramelius has drill-tested six target areas with a total of 32 holes aggregating 17,996 ft.

Ester Dome project, Fairbanks District, Alaska

The Ester Dome project was the subject of an exploration and option to enter into a joint venture agreement with Agnico-Eagle (USA) Limited (“Agnico”), a wholly owned subsidiary of Agnico-Eagle Mines Limited, from October 1, 2010, until it was terminated on September 25, 2012.

Agnico drill tested the large soil anomaly in two campaigns and Miranda feels the concept has been adequately tested and the Company subsequently terminated the underlying lease with Range Minerals.

Kibby Flats, Esmeralda County, Nevada (Walker Lane)

On November 1, 2012, Miranda announced that it had staked 131 claims (2,700 acres) comprising the Kibby Flats project located in Esmeralda County, Nevada.  The Kibby Flats project is characterized by alunite-illite-kaolinite alteration anomalies and has surface values from undetectable to a high of 0.018 oz Au/t. The Kibby Flats project shows strong concentric zoning of kaolinite inward to illite-alunite alteration over several square kilometers.  Kibby Flats is an example of Miranda’s ongoing Nevada reconnaissance program that focuses on identifying new areas with the potential to host large gold deposits.

The Company will seek a partner for this project.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

Mustang, Nye County, Nevada (Walker Lane)

On November 1, 2012, Miranda announced, in conjunction with claim staking open ground, it had acquired a 100% interest in Teslin River Resources Corp.’s (“Teslin River”) Mustang property located in Nye County, Nevada.  Miranda paid Teslin River $40,000; delivered Teslin River 300,000 shares of Teslin River owned by Miranda for cancellation; and granted Teslin River a 1% NSR royalty on the 72 claims acquired from Teslin River.  The Mustang property is 20 miles south of Gabbs, and eight miles southeast of the historic Paradise Peak Mine.  Following staking open ground, the Mustang project now totals 142 claims for approximately 2,900 acres.  In 2011 Teslin River drilled an eight-hole program on the property from which they reported:

•	25 ft of 0.081 oz Au/t within 39.4 ft of 0.050 oz Au/t (7.6 m of 2.76 g Au/t within 12 m of 1.71 g Au/t) in M1106, and
•	39.4 ft of 0.022 oz Au/t (12 m of 0.75 g Au/t) in M1105

Miranda believes that this mineralization is open to the south and the west. This drill-indicated mineralization falls within a three-mile long, north-trending, fault-bounded corridor controlling the distribution of altered felsic tuff and mineralized faults, veins, breccia and quartz stockwork.  Miranda’s surface rock sampling on the Mustang property shows values up to 0.867 oz Au/t and 155 oz Ag/t.  Samples also show local enrichment in copper, lead, zinc, and bismuth similar to the geochemistry reported at the Paradise deposit.  The previous Teslin River drill holes were never offset.

This acquisition was a direct result of an ongoing remote sensing and ground reconnaissance program designed to identify intermediate to high-sulfidation prospects by targeting strong alunite with kaolinite and illite alteration systems.  Intermediate to high-sulfidation deposits have been the most robust gold discoveries in the Walker Lane and abundant alunite can be an indirect indicator for this style of gold deposit.

The Company will seek a partner for this project.

Montezuma - Red Canyon project

The Red Canyon project consists of 254 unpatented lode mining claims covering approximately 5,248 acres along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada.

On January 15, 2013, the Company announced its funding partner, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc., had received all assays from its 2012 drill program completed in early December.  Montezuma tested three target areas with a total of six RC drill holes totaling 7,435 feet (2,266 m).  Montezuma is encouraged that all its 2012 drill holes intersected anomalous gold associated with altered rock and plans to resume drilling during the 2013 field season.  Montezuma's highest gold intercept in its 2012 drilling is 0.3 g Au/t in MR12-04 from 400-405 ft (121.9-123.4 m).

Since 2009 Montezuma has completed geologic mapping, revised stratigraphic interpretations, and run soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys.  Montezuma has drilled a total of 32 RC and three core holes for a total of 33,042 ft (10,071 m).  Montezuma conducts its drilling under the Bureau of Land Management-approved Red Canyon Plan of Operations that permits up to 125 acres (50 hectares) of total disturbance.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joe Hebert, B.S.Geo., a Qualified Person as defined by National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

Results of Operations for the three months ended November 30, 2012, and 2011

The Company incurred a loss of $1,062,874 in the three months ended November 30, 2012 (November 30, 2011 - $1,018,394).

Significant cash expenditure differences between the periods include:

•
Exploration and evaluation expenditures in Nevada, Alaska and Colombia are detailed in Note 10 to the Financial Report.  Exploration expenditures in the current three-month period were $559,682 with $118,709 of recoveries from funding partners for a net expenditure of $440,973.  This compares to $600,702 with $232,456 of recoveries from funding partners for a net expenditure of $368,246 in the three months ended November 30, 2011.  General exploration costs in the three month period ended November 30, 2012, ($93,423) are lower than that of the comparative period ($135,770) as more of the costs have been allocated to funding partners in the current period.  This also impacts the wages and benefits category (2012 - $170,781 vs. 2011 - $178,354), as more staff time has been allocated to funding partners in the current period.

•
Investor relations, travel and business promotion totaled $146,876 (2011 - $119,980).  The investor relations programs in fiscal 2013 include: attendance at conferences; news releases; presentations and one-on-one meetings with brokers and analysts; media relations; corporate relations; web site maintenance; and responses to inquiries.  We have increased our conference and marketing travel and our use of IR consultants in fiscal 2013, while reducing our IR advertising, contributing $26,896 to this unfavourable variance;

•
Professional fees were $8,760 for the three months ended November 30, 2012, (2011: $5,697) with the period-over-period increase being primarily due to somewhat higher legal fees for the Colombian branch offices relating to project investigations; and

•	Wages and benefits totaled $170,781 for the three months ended November 30, 2012, (2011 - $178,354) as discussed above.

Non-cash expenditures for the three months ended November 30, 2012, include:

•
Share-based compensation $207,315 (2011 - $275,778).  The decrease in fiscal 2013 is due to the granting of 1,575,000 stock options this fiscal year with an average grant-date fair value of $308,321 (average $0.196 per option) and requisite vesting of those options; while in 2012, the $275,778 represents the granting of 1,865,000 stock options with a grant-date fair value of $456,148 (average $0.245 per option) and the requisite vesting of those options.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Nov 30 2012 $	August 31 2012 $	May 31 2012 $	Feb 28 2012 $	Nov 30 2011 $	August 31 2011 $	May 31 2011 $	Feb 28 2011 $

Revenue	nil	nil	nil	nil	nil	nil	nil	nil

Net loss for the period	(1,062,874)	(1,119,401)	(758,125)	(742,117)	(1,018,394)	(733,502)	(894,036)	(702,633)

Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact.  The Company currently defers its mineral property acquisition costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2013 fiscal year with cash of $4,955,344.  In the three months ended November 30, 2012, the Company expended $887,010 on operating activities; expended $64,686 on investing activities, received $11,262 on financing activities, with a $587 effect of foreign exchange on cash, to end on November 30, 2012, with $4,015,497 in cash.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

On December 19, 2012, the Company completed a non-brokered private placement of 20,000,000 units at a price of $0.25 per unit (“Unit”), for gross proceeds of $5,000,000.  Each unit consisted of one common share and one non-transferable share purchase warrant (“Warrant”).  Each Warrant is exercisable to purchase an additional common share at $0.375 for the first two years and $0.50 thereafter until December 19, 2017.   If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing April 20, 2013 and up December 19, 2014, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the Warrants to the date which is 30 days after notice is given to the holders of the Warrants of the accelerated expiry date and a news release to that effect is given.

At the date of this MD&A, the Company has 7,977,000 stock options outstanding of which 7,344,500 are exercisable and 20,935,800 outstanding share purchase warrants.  Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments.  None of these securities are currently “in-the-money”.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance
and financial reporting services

The Company incurred the following fees and expenses in the normal course of operations in connection with individuals and companies owned by key management and directors.  Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2012	November 30, 2011
Consulting fees	$28,613	$28,613
Office and general expenses	2,433	1,148
Total	$31,046	$29,761

Advances held by employees in the USA at November 30, 2012 amounted to $12,657 ($19,207 – August 31, 2012) and accounts payable and accrued liabilities to related parties at November 30, 2012 amounted to $69,414 ($34,337 – August 31, 2012).

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Coal Canyon and Red Hill property leases.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

b)
Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a) of the Financial Report, during the three months ended November 30, 2012, and 2011 were as follows:

Three months ended	November 30, 2012	November 30, 2011
Consulting fees	$28,613	$28,613
Salaries and directors fees	93,440	96,137
Share based compensation	129,099	190,875
Total	$251,152	$315,625

Future Canadian Accounting Standards

Refer to Note 3 of the August 31, 2012, Financial Report.  The Company has not applied any of the new and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2012	August 31, 2012
Cash	FVTPL	$4,015,497	$4,955,344
Amounts receivable	Loans and receivables	207,183	160,530
Marketable securities	Available-for-sale	301,150	286,500
Advances	FVTPL	28,850	23,150
Accounts payable and accrued liabilities	Other liabilities	(219,058)	(232,792)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and is calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2012
	Level 1	Level 2	Level 3
Cash	$4,015,497	$-	$-	$4,015,497
Available-for-sale securities	301,150	-	-	301,150
Total	$4,316,647	$-	$-	$4,316,647

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk
Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government.  The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk
Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)
Interest Rate Risk:  The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest.  The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)
Foreign Currency Risk:  The Company has identified its functional currencies as the Canadian dollar and the US dollar.  Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”).  The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.  At November 30, 2012, one Canadian dollar was equal to 1.006 US dollars and 1,825 Colombian Pesos.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

Balances at November 30, 2012, are as follows:
	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	136,766	146,644,777	216,251
Amounts receivable	158,821	-	157,805
Advances and deposits	12,739	29,549,134	28,850
	308,326	176,193,911	402,906
Accounts payable and accrued liabilities	(100,405)	(65,936,255)	(135,895)
Net monetary assets	207,921	110,257,656	267,011

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $26,700 in the period.

(c)
Commodity Price Risk:  While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

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Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2012

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2012, dated as of December 11, 2012, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance November 30, 2012	53,074,452	100,000	8,007,000
Units issued pursuant to a private placement	20,000,000	20,000,000	-
Units issued pursuant to a finders fee agreement	835,800	835,800	-
Shares issued pursuant to a mineral property agreement	30,000	-	-
Expiration of stock options	-	-	(30,000)
Balance as at the date of this MD&A	73,940,252	20,935,800	7,977,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

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